Sub-Item 77q2
BMC Fund, Inc.
Year Ended October 31, 2009

Under federal securities laws, the Fund's directors, officers and beneficial owners of more than 10% of the Common Stock are required to report their beneficial ownership of Common Stock and any changes in that ownership to the Commission. Specific dates for such reporting have been established, and the Fund is required to report in this Form NSAR-B any failure to file by the established dates during the last fiscal year. In the last fiscal year, to the Fund's knowledge, all of these filing requirements were satisfied by the Fund's directors, officers, and principal shareholders.